FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

January 17, 2008

Commission File Number: 333-119497

MECHEL OAO

(Translation of registrant’s name into English)

Krasnoarmeiskaya 1,

Moscow 125167

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(c) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MECHEL REPORTS ITS OPERATIONAL RESULTS FOR 2007

Moscow, Russia – January 17, 2008 – Mechel OAO (NYSE: MTL), one of the leading Russian mining and metals companies, announced today its operational results for 2007.

Product	2007, thousand tonnes	2007 as compared to 2006, %
Coal*	21,195	+25

Coking coal*	10,419	+7

Steam coal*	10,775	+47

Iron ore concentrate	4,963	0

Nickel	17.14	+19

Ferrosilicon**	37.8	n/a

Hardware	683	+12

Forgings	80	+7

Stampings	95	-6

Rolled products	5,137	+9

Flat products	393	-2

Long products	3,040	+20

Semi-finished products	1,704	-5

Steel	6,090	+2

Pig iron	3,685	+1

Coke	3,886	+51

Electric power generation (ths. kWh)	3,361,423	+79

* The coal production figures show the output including coal production of Yakutugol OAO in the fourth quarter of 2007.

** The ferrosilicon production figures show the output of Bratsk Ferroalloy Plant from August 2007.

Mechel Management OOO Chief Executive Officer Vladimir Polin commented on the operational results for 2007: “Last year was exceptionally successful for Mechel’s production operations as we increased the output of our main products. Due to the successful implementation of the technical re-equipment program for Mechel’s mining subsidiaries, our coal production has grown significantly, having surpassed our planned indicators by nearly 3.0 million tonnes, which was also supported by the acquisition of Yakutugol OJSHC.  The iron ore concentrate production at the Korshunov Mining Plant was approximately 5.0 million tones, the same level as in the preceding year and consistent with the plant’s designed capacity.  Favorable market pricing for nonferrous metals and more efficient utilization of our Southern Urals Nickel Plant’s production capacity enabled Mechel to significantly increase its nickel output.”

Mr. Polin continued: “We also achieved high production levels in our steel segment. Mechel’s acquisition of Bratsk Ferroalloy Plant in the fall of 2007 strengthened the promising ferrosilicon segment of its business.  We increased steel and rolled product output in 2007 and significantly expanded our steel product mix in terms of grades and sections, specifically in hardware production.  This was facilitated primarily by the large scale technical re-equipment program for our Beloretsk Metallurgical Plant subsidiary, which specifically provides for commissioning modern hardware equipment.  We continued to demonstrate consistent growth of our coke output, which is supported by the efficient operations of our Moscow Coke and Gas Plant and the new coking battery at Chelyabinsk Metallurgical Plant.”

Mr. Polin concluded: “Mechel has acquired a number of power assets since the beginning of 2007, significantly expanding its presence in the power sector.  As the result of the acquisitions, we established an integrated power division with its own raw material base, power generating facilities and broad client base. As seen in the operational results, the division demonstrated intensive growth of electric power generation in 2007.  We are confident in the future of the new segment, which we are able to operate efficiently considering our experience in effectively integrating acquired companies.”

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Mechel OAO
Ilya Zhitomirsky

Phone: + 7 495 221 88 88

ilya.zhitomirsky@mechel.com

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Mechel is one of the leading Russian companies.  Its business includes three segments: mining, steel, and power. Mechel unites producers of coal, iron ore concentrate, nickel, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MECHEL OAO

	By:	/s/ Igor Zyuzin

	Name:	Igor Zyuzin

	Title:	CEO

Date: January 17, 2008